SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No.     )*

E-House (China) Holdings Limited
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
26852W10
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SIGNATURE
LIST OF EXHIBITS

CUSIP No.	26852W10

1	NAMES OF REPORTING PERSONS Neil Nanpeng Shen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Hong Kong

	5	SOLE VOTING POWER

NUMBER OF		7,500,000 ordinary shares. Smart Create Group Limited may also be deemed to have sole voting power with respect to 7,500,000 ordinary shares.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		7,500,000 ordinary shares. Smart Create Group Limited may also be deemed to have shared dispositive power with respect to 7,500,000 ordinary shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,500,000 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.81%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	26852W10

1	NAMES OF REPORTING PERSONS Smart Create Group Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		7,500,000 ordinary shares. Neil Nanpeng Shen may also be deemed to have sole voting power with respect to the above shares.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		7,500,000 ordinary shares. Neil Nanpeng Shen may also be deemed to have shared dispositive power with respect to the above shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,500,000 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.81%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

ITEM 1(a).	NAME OF ISSUER:

E-House (China) Holdings Limited

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

17/F, Merchandise Harvest Building (East) No. 333 North Chengdu Road Shanghai 200041 People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

Neil Nanpeng Shen Smart Create Group Limited

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Neil Nanpeng Shen 3203A, The Centrium 60 Wyndham Street Central, Hong Kong

Smart Create Group Limited P.O. Box 957 Offshore Incorporations Centre Road Town, Tortola British Virgin Islands

ITEM 2(c)	CITIZENSHIP:

Neil Nanpeng Shen — Hong Kong

Smart Create Group Limited — British Virgin Islands

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2(e).	CUSIP NUMBER:

26852W10

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP:

The following information with respect to the ownership of the Ordinary Shares of the issuer by each of the reporting persons is provided as of December 31, 2007:

				Shared
			Sole power	power to	Sole power to	Shared power
	Amount		to vote or	vote or to	dispose or to	to dispose or to
	beneficially	Percent of	direct	direct	direct the	direct the
Reporting Person	owned:	class:	the vote:	the vote:	disposition of:	disposition of:
Neil Nanpeng Shen	7,500,000	9.81%	7,500,000	0	0	7,500,000

Smart Create Group Limited	7,500,000	9.81%	7,500,000	0	0	7,500,000

Smart Create Group Limited, a British Virgin Islands company, is the record owner of 7,500,000 ordinary shares. Neil Nanpeng Shen controls Smart Create Group Limited through voting proxies granted to him by all other shareholders of Smart Create Group Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Neil Nanpeng Shen may be deemed to beneficially own all of the shares held by Smart Create Group Limited.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 28, 2008

Neil Nanpeng Shen	/s/ Neil Nanpeng Shen
Neil Nanpeng Shen

Smart Create Group Limited	By:	/s/ Neil Nanpeng Shen
	Name:	Neil Nanpeng Shen
	Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

EXHIBIT A: Joint Filing Agreement
     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the ordinary shares, par value $0.001 per share, of E-House (China) Holdings Limited, a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
[Remainder of this page has been left intentionally blank.]

Signature Page
     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of January 28, 2008.

Neil Nanpeng Shen	/s/ Neil Nanpeng Shen
Neil Nanpeng Shen

Smart Create Group Limited	By:	/s/ Neil Nanpeng Shen
	Name:	Neil Nanpeng Shen
	Title:	Director